SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 30 June 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Transaction in Own Shares released on 4 June 2009
Exhibit 1.2	Transaction in Own Shares released on 11 June 2009
Exhibit 1.3	Director/PDMR Shareholding released on 11 June 2009
Exhibit 1.4	Transaction in Own Shares released on 16 June 2009
Exhibit 1.5	Transaction in Own Shares released on 17 June 2009
Exhibit 1.6	Director/PDMR Shareholding released on 17 June 2009
Exhibit 1.7	Director/PDMR Shareholding released on 17 June 2009
Exhibit 1.8	Transaction in Own Shares released on 18 June 2009
Exhibit 1.9	Transaction in Own Shares released on 25 June 2009
Exhibit 2.0	Director Declaration released on 29 June 2009
Exhibit 2.1	Director/PDMR Shareholding released on 29 June 2009
Exhibit 2.2	Total Voting Rights released on 30 June 2009

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 June 2009

BP p.l.c. announces that on 3 June 2009 it transferred to participants in its employee share schemes 1,120 ordinary shares at a price of 455.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,882,006,612 ordinary shares in Treasury, and has 18,737,971,624 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 June 2009

BP p.l.c. announces that on 10 June 2009 it transferred to participants in its employee share schemes 34,066 ordinary shares at prices between 386.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,881,972,546 ordinary shares in Treasury, and has 18,738,273,494 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 June 2009

BP p.l.c. was advised on 10 June 2009 by Computershare Plan Managers that on 10 June 2009 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.2975 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward     62 shares
Mr I.C. Conn            62 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy          64 shares
Mrs V. Cox            62 shares
Mr J. Mogford         62 shares
Mr S. Westwell       64 shares

BP p.l.c. was also advised on 10 June 2009 BP p.l.c. by Equiniti that on 9 June 2009 Mrs C.F.S. Conn, a connected person of Mr I. C. Conn, a Director of BP p.l.c., received 533 BP Ordinary shares (ISIN number GB0007980591) at £5.241334 per share,  through the BP Dividend Reinvestment Plan.

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 June 2009

BP p.l.c. announces that on 15 June 2009 it transferred to participants in its employee share schemes 1,399,325 ordinary shares at prices between 446.0 pence and 529.75 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,880,573,221 ordinary shares in Treasury, and has 18,739,792,219 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 June 2009

BP p.l.c. announces that on 16 June 2009 it transferred to participants in its employee share schemes 2,821 ordinary shares at prices between 446.0 pence and 529.75 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,880,570,400 ordinary shares in Treasury, and has 18,739,864,340 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 June 2009

BP p.l.c. was advised on 16 June 2009 by Fidelity Stock Plan Services LLC that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names on 8 June 2009 at US$51.35 per ADS as a result of the reinvestment of dividends on shares held by them under the BP Deferred Annual Bonus Plan:-

Ms S. Bott             574.929 ADSs (equivalent to approximately 3,450 ordinary shares)
Mr H. L. McKay    449.055 ADSs (equivalent to approximately 2,694 ordinary shares)

The following numbers of ADSs were further received following the reinvestment of dividends on shares held under the BP Executive Performance Plan:-

Ms S. Bott            122.687 ADSs (equivalent to approximately 736 ordinary shares)
Mr H. L. McKay    204.479 ADSs (equivalent to approximately 1,227 ordinary shares)

Ms S. Bott also received 547.112 ADSs (equivalent to approximately 3,283 ordinary shares) at US$ 51.35 per ADS on 8 June 2009 as a result of the reinvestment of dividends on shares held by her in the BP Restricted Share Plan.

BP p.l.c. were also advised on 17 June 2009 by Wells Fargo Shareowner Services that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 11 June 2009 at US$50.5998 per ADS under the company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr    130.921 ADSs (equivalent to approximately 786 Ordinary shares)

Mr. I.C. Conn        125.017 ADSs (equivalent to approximately 750 Ordinary Shares)

BP p.l.c. were further informed on 16 June 2009, by Computershare Plan Managers, that 139,942 restricted share units previously granted to Mr R Bondy (a person discharging managerial responsibility) under the BP Restricted Share Plan vested on 15 June 2009. Of the 139,942 BP ordinary shares released (ISIN number GB0007980591), 57,377 shares were deducted for tax purposes, with the remaining 82,565 shares being retained by Mr Bondy. The share price at the time of release was £5.075.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 June 2009

BP p.l.c. was advised on 17 June 2009 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.)  received the numbers of BP ordinary shares (ISIN number GB0007980591) and at the prices shown opposite their names on 8 June 2009, as a result of reinvestment of dividends on shares held through the BP Sharematch UK, BP Sharematch UK (Overseas) and BP Global Sharematch Plans:-

Directors

Name	No. Shares	Price

Dr A. B. Hayward	130 shares	£5.2525 per share
Mr I. C. Conn	130 shares	£5.2525 per share
Mr A. G. Inglis	100 shares	£5.2525 per share

Other Persons Discharging Managerial Responsibility

Name	No. Shares	Price
Mr R. Bondy	13 shares	£5.2525 per share
Mr J. Mogford	130 shares	£5.2525 per share
Mr S. Westwell	20 shares	£5.2525 per share
Mr S. Westwell	10 shares	£5.241334 per share

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 June 2009

BP p.l.c. announces that on 17 June 2009 it transferred to participants in its employee share schemes 35,576 ordinary shares at prices between 386.0 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,880,534,824 ordinary shares in Treasury, and has 18,739,913,566 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.                   Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 June 2009

BP p.l.c. announces that on 24 June 2009 it transferred to participants in its employee share schemes 15,622 ordinary shares at prices between 386.0 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,880,519,202 ordinary shares in Treasury, and has 18,739,978,922 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Director Declaration
BP p.l.c. - 29 June 2009

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Carl-Henric Svanberg, who has been appointed Chairman-Designate and a non-executive director of BP p.lc. with effect from 1 September 2009 (see RNS number 4791U released on 25 June 2009), has advised that, in addition to his current position as Chief Executive of Telefonaktiebolaget L.M. Ericsson, he formerly held directorships in Assa Abloy AB and Hexagon AB. He has further advised that he has no details to disclose in respect of paragraph 9.6.13R (2) to (6) of the Listing Rules.

Exhibit 2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 29 June 2009

BP p.l.c. was advised on 26 June 2009, by Computershare Plan Managers that the following directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 18 June 2009 @ £5.267541 per share as a result of reinvestment of dividends on restricted share units held by them in the BP Deferred Annual Bonus Plan:-

Mr R. Bondy	2,110 shares
Ms V. Cox	2,422 shares
Mr J. Mogford	3,529 shares
Mr S. Westwell	2,275 shares

In addition, the following also received the numbers of BP Ordinary shares shown opposite their names on 18 June 2009 @ £5.267541 per share, as a result of the reinvestment of dividends on shares held by them:-

Mr I. Conn	849 shares
Ms V. Cox	1,286 shares
Dr A. Hayward	1,745 shares
Mr A. Inglis	855 shares
Mr J. Mogford	1,691 shares
Mr S. Westwell	933 shares

BP p.l.c. was further informed that the following also received the numbers of BP Ordinary Shares shown opposite their names on 18 June 2009 @ £5.267541 per share, as a result of the reinvestment of dividends on restricted share units held by them in the BP Executive Performance Plan:-

Mr R. Bondy	818 shares
Ms V. Cox	545 shares
Mr J. Mogford	1,364 shares
Mr S. Westwell	1,091 shares

Mr R. Bondy also received 5,000 Ordinary shares, and Mr J. Mogford received 3,506 Ordinary shares on 18 June 2009 @ £5.267541 per share, as a result of the reinvestment of dividends on restricted share units held through the BP Restricted Share Plan.

Mr I. Conn, received 657 ordinary shares on 18 June 2009 @ £5.267541 per share, as a result of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.2

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 June 2009

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 June 2009

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,739,978,922 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,745,061,422. This figure excludes (i) 1,880,519,202 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  6 July 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary